EXHIBIT 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(Dollars in thousands)	2014	2013	2012	2011	2010
Earnings (Loss):
Net loss	$(355,944)	$(111,152)	$(166,170)	$(122,529)	$(125,480)
Amortization of capitalized interest	654	552	422	249	167
Capitalized interest	(1,904)	(1,269)	(3,500)	(3,685)	(1,268)
Fixed charges (below)	148,046	143,138	134,471	128,441	126,105
Loss adjusted for fixed charges	$(209,148)	$31,269	$(34,777)	$2,476	$(476)
Fixed charges:
Interest expense	$143,846	$138,626	$127,943	$122,213	$122,528
Capitalized interest	1,904	1,269	3,500	3,685	1,268
Portion of rent expense representative of interest	2,296	3,243	$3,028	2,543	2,309
Total fixed charges	$148,046	$143,138	$134,471	$128,441	$126,105
Coverage deficiency	$357,194	$111,869	$169,248	$125,965	$126,581